FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For February 21, 2003
Commission File Number: 0-30868
                        -------

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)

  Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  [ X ]          Form 40-F  [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [  ]                No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX

Exhibit      Date            Description of Exhibit
-------      ----            ----------------------

  1         02/21/2003       CONVOCATION NOTICE OF
                              AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                             ---(TRANSLATION)


                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Crosswave Communications Inc.

Date: February 21, 2003               By: __/s/___Yasuharu Fushimi____
                                                  Yasuharu Fushimi
                                                  Chief Financial Officer and
                                                  Representative Director

EXHIBIT 1
(TRANSLATION)
                                                February 21, 2003

TO OUR SHAREHOLDERS:

                                                Koichi Suzuki
                                                Representative Director
                                                Crosswave Communications Inc.
                                                3-21, Kanda Nishiki-cho
                                                Chiyoda-ku, Tokyo, Japan


                              CONVOCATION NOTICE OF
                AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

     You are hereby requested to attend an extraordinary general meeting of shareholders of Crosswave Communications Inc. (the "Company"), which is to be held as outlined below.

     In the event you are unable to attend the meeting, please see the documents attached hereto, and return to the Company the proxy by indicating whether you agree or not to the proposals under each agendum and affixing your seal thereto.

   1. Date and time:  1:00 p.m., March 10, 2003 (Monday)

   2. Place:    Main Conference Room on the third floor
                at the office of Internet Initiative Japan Inc.
                Takebashi Yasuda Bldg.
                3-13, Kanda Nishiki-cho, Chiyoda-ku
                Tokyo, Japan

   3. Agenda of the meeting:

      Subjects to be resolved:

      Item 1:  Amendment to the Articles of Incorporation

      Item 2:  Election of one statutory auditor

     The summary of the agenda is as stated in the "Reference Documents with Respect to Solicitation to Exercise Voting Rights by Proxy" attached hereto.

                                                                        - end -

                Reference Documents with Respect to Solicitation
                       to Exercise Voting Rights by Proxy

1. Solicitor who solicits shareholders to exercise their voting rights by proxy:

     Crosswave Communications Inc.
     Koichi Suzuki, Representative Director

2.   Total number of voting rights of all shareholders: 501,960

3.   Agenda of the meeting and reference matters:

     Item 1: Amendment to the Articles of Incorporation

     Shareholders are requested to approve an amendment to the present Articles of Incorporation as follows.

(1)  Reason for the amendment:

     The Company proposes an amendment to Article 5 of the Articles of Incorporation (Total Number of Shares Authorized to be Issued by the Company) as set forth in "(2) Details of the amendment" below, to enable efficient fund raising.

(2)  Details of the amendment:

     The proposed amendment is as set forth below.

(The amendment is indicated by underlines.)
---------------------------------------- ---------------------------------------
Present Articles                         Proposal of Amendment
---------------------------------------- ---------------------------------------
(Total Number of Shares Authorized       (Total Number of Shares Authorized
to be Issued by the Company)             to be Issued by the Company)
Article 5.                               Article 5.
The total number of shares               The total number of shares
authorized to be issued by               authorized to be issued by
the Company shall be                     the Company shall be
six hundred thousand (600,000) shares;   two million seven thousand eight
-------------------------------------    --------------------------------
                                         hundred forty (2,007,840) shares;
                                         --------------------------------
provided, however, that,                 provided, however,
in the event of any                      that, in the event of any
cancellation of shares,                  cancellation of shares, the
the corresponding number of              corresponding number of shares
shares shall be reduced therefrom.       shall be reduced therefrom.
--------------------------------------------------------------------------------

Item 2: Election of one statutory auditor

     Shareholders are asked to approve the election of one statutory auditor as a replacement of one of the incumbent statutory auditors, Mr. Hiromichi Koike, who is to resign from his office for personal reasons at the close of this extraordinary general meeting of shareholders.

     The candidate for the statutory auditor is as follows:

------------------ ------------------------  ---------------  -----------------
Name               Brief summary of career   Number of the      Interest with
and date of birth                            Company shares     the Company
                                             owned
------------------ ------------------------  ---------------  -----------------

Keiichi Hasebe    Joined Toyota Motor Sales       Nil                Nil
July 15, 1948     in April 1976., which
                  later changed its corporate
                  name to Toyota Motor
                  Corporation upon the merger
                  with Toyota Motor
                  Industries in July 1982.

                  Transferred to Information
                  Communications Dept.
                  in January 1995.

                  Transferred to Information
                  Business Planning
                  Dept. in January 1997.

                  Transferred to Sales Human
                  Resource Development
                  Dept. in January 2000.

                  Appointed chief examiner(*),
                  Communication Planning Office,
                  IT Business Dept. in January
                  2002.

                 (*) position currently held

------------------ ------------------------  ---------------  -----------------

     Mr. Hasebe is a candidate for an outside statutory auditor as provided for in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code concerning Audit, Etc., of Stock Corporations (Kabushiki-Kaisha)."

                                                                        - end -